PEARSON

2 July 2004

RECEIVED
2004 JUL 13 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]
04035461
FACSIMILE +44 20 7010 6060
www.pearson.com

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. ***Press Releases:-***
   - ***Financial Times expands team of columnists….***
   - ***Presentation by John Makinson, Chairman and CEO of Penguin Group…..***
   - ***Presentation by Rona Fairhead, Pearson CFO…….***
   - ***Lehman Brothers European Media Conference***
   - ***Financial Times takes investment stake in Business Standard***
   - ***Merrill Lynch selects FT Interactive Data as the primary…..***
   - ***FT scoops five awards***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dlw
7/14

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

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03 June 2004

Financial Times Expands Team Of Columnists and Launches Three New Columns

London - The Financial Times is expanding its award winning team of columnists by adding three new columns – 'Notebook,' 'Mudlark' and 'Short View' all written by highly-acclaimed senior journalists. The new columns will launch next week (w/c 7th June).

'Notebook' will offer a new and often mischievous perspective on social, political and economic issues of the day; **'Mudlark'**, a lively read with chutzpah about people in the City and top names in British business; and **'Short View'** to be based on the financial markets. Each will appear in the newspaper and on FT.com.

Notebook will be a witty, insightful, and pointed column on the stories and people that are dominating the British news agenda - from Lord Hutton to Damien Hirst, from Whitehall to Walsall. Written by Robert Shrimsley, previously UK news editor and chief political commentator, it replaces the Observer column and will run from Tuesday to Friday.

Mudlark, by Clay Harris, senior UK companies reporter, will dig under the surface of the City and contain gossip, news and insights into the way the City works and the people who run it.

Short View will offer opinions and analysis on what is driving global equities, bonds, commodities and currencies. It will be written by investment editor, Philip Coggan, who already writes the acclaimed 'Long View' column on Saturday. It will appear in the newspaper and on FT.com from Tuesday to Friday.

The Financial Times carries a wide range of award winning columns every week. Star columnists include Martin Wolf, Philip Stephens, Quentin Peel, Lucy Kellaway, Wolfgang Munchau, Michael Skapinker, John Gapper, Amity Shlaes and Jonathan Guthrie.

This week, FT writers have taken four out of ten places on the shortlist for this year's David Watt prize for outstanding political commentary. The four are James Blitz, Judy Dempsey, Guy de Jonquières and Philip Stephens.

For further information including biographies, please contact:

Joanna Manning-Cooper / Alice Owen on +44 20 7873 3829

Notes to Editors

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 435,000 and a readership of more than 1.6 million people worldwide.

- FT.com, the newspaper's internet partner, combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 59 million monthly page views and over 3.7 million unique monthly visitors.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

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07 June 2004

Presentation by John Makinson, Chairman and CEO of Penguin Group at the Deutsche Bank Conference

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08 June 2004

Presentation by Rona Fairhead, Pearson CFO, at the Merrill Lynch TMT Conference

Presentation by Rona Fairhead, Pearson CFO, at the Merrill Lynch TMT Conference

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16 June 2004
Lehman Brothers European Media Conference

Presenters at the event:

Will Ethridge, President, Higher Education, International and Professional Group

Steve Dowling, Executive Vice President, Pearson School Group

Stuart Clark, President and CEO, Interactive Data Corporation

Lionel Barber, Editor, Financial Times, US Edition

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22 June 2004

Financial Times Takes Investment Stake in Business Standard

The Financial Times will today formally sign an agreement to take a 13.85 per cent equity stake in the Business Standard, India's second largest daily financial newspaper.

The signing marks the first major investment in an Indian newspaper by a foreign media investor, and brings one of the world's greatest business information brands into a strategic partnership with one of India's most respected business newspapers.

The FT's intention to purchase a stake was first announced in September 2003, however the Business Standard and the Financial Times have been co-operating for over ten years through a variety of initiatives, including the publication of the FT's editorial content in the Business Standard, drawn from the FT's global network of over 500 reporters.

The Financial Times joins the Kotak Mahindra Group and Great Eastern Shipping as the leading investors in the Business Standard, which will continue to operate as an independent entity, with the Financial Times represented on the Board.

The Business Standard is published from seven centres in India, reaching readers in over 500 Indian towns and cities every day. From 22 June 2004, all editions will carry a dedicated page of FT content from Monday through to Saturday and the FT content will also appear on the Business Standard website.

John Ridding, editor and publisher of the Financial Times in Asia, said : "We are delighted to finalise our partnership with the Business Standard. India is a very important market for the FT and growing our brand and business in India is the next step in the evolution of our Asia edition. The agreement reflects our global business strategy of investing in the leading titles in local markets, whilst continuing to promote the FT brand."

T.N. Ninan, Editor and Publisher of the Business Standard, said : "Business Standard is delighted to have the Financial Times as a shareholder and partner. This is the first strategic investment in an Indian newspaper by a global publishing leader, and we will offer our readers the very best international business content, by using the FT's news reports and analytical articles."

Ends.

For further information, please contact :

Candice D'Souza, Ogilvy Public Relations Worldwide, Mumbai
Tel. 022 - 24913890 / 24913949, email :
candice.d'souza@ogilvy.com

Katy Hemmings, Financial Times (Mumbai)
Tel. +44 7957 114 837, email : katy.hemmings@ft.com

Joanna Manning-Cooper, Financial Times (London)
Tel. +44 207 873 4447, email : joanna.manning-cooper@ft.com

Notes to Editors

The Business Standard is India's second largest financial newspaper and is published from seven centres in India : Mumbai, New Delhi, Kolkata, Bangalore, Chennai and Hyderabad. The newspaper believes in free, fair and independent journalism and prides itself on the quality, credibility and accuracy of its editorial content. The newspaper has a daily circulation of over 70,000, across its seven editions.

The Financial Times is one of the world's leading business information brands, recognised internationally for its authority, integrity and accuracy both in print and online. Providing extensive news, comment and analysis, the newspaper is printed in twenty two cities across the globe and has a daily circulation of over 440,000 and a readership of more than

1.6 million people worldwide. FT.com has 3.7 million unique monthly users, and attracts over 59.6 million page views. The site has over 76,000 subscribers.

The FT Group has a stake in a number of joint ventures, including;

- FTSE International, a joint venture with the London Stock Exchange.
- Financial Times Deutschland, a German language business newspaper and website in conjunction with Gruner + Jahr
- Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
- A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
- A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group also has a pan-European network of business publications, including Les Echos in France and Expansion (part of the Recoletos group) in Spain, which reinforces the FT's strategy of investing in the leading local language business publications in its key markets.

Press releases

22 June 2004

Merrill Lynch Selects FT Interactive Data as the Primary Evaluated Pricing Service for Its Global Bond Indices

Merrill Lynch (NYSE: MER) and FT Interactive Data, the major operating subsidiary of Interactive Data Corporation (NYSE: IDC), today announced an agreement which expands FT Interactive Data's role as the primary independent provider of evaluated pricing for the Merrill Lynch Global Bond Indices.

FT Interactive Data evaluated prices are currently used by Merrill Lynch to value the vast majority of the constituents in Merrill Lynch's U.S. high grade, high yield and emerging markets bond indices. FT Interactive Data's evaluated prices are also utilized in the calculation of the Merrill Lynch Canadian Bond Indices, and the two firms now seek to expand their working relationship into other non-dollar markets going forward.

"In the 1990s, investors began to demand greater transparency in their benchmark indices - an area where Merrill Lynch has always scored well given the open architecture of its Bloomberg - and web-based delivery platforms. Today, investors are equally interested in knowing that the valuation process is independent of the compilation agent's own trading activities," said Phil Galdi, managing director of the firm's global index team. "Our goal, working with FT Interactive Data, is to increase the percentage of our global universe that is independently evaluated to as close to 100% as possible."

Within the North American series of Indices, Merrill Lynch's flagship U.S. High Yield and High Grade Corporate Bond Indices are both compiled entirely on the basis of evaluated prices provided by FT Interactive Data. With this expanded agreement, on a global basis, Merrill Lynch will now be using independent evaluated prices for 80% of the entire Merrill Lynch Global High Grade Bond Index universe, and 90% of the entire Global High Yield & Emerging Markets Index universe, which together comprise more than 24,000 securities.

About Merrill Lynch

Merrill Lynch (NYSE: MER) is one of the world's leading financial management and advisory companies, with offices in 35 countries and private client assets of approximately $1.5 trillion. As an investment bank, it is a leading global underwriter of debt and equity securities and strategic advisor to corporations, governments, institutions and individuals worldwide. Through Merrill Lynch Investment Managers, the company is one of the world's largest managers of financial assets, with assets under management of $513 billion.

For more information on Merrill Lynch, please visit www.ml.com.

2002.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;

- FTSE International, a joint venture with the London Stock Exchange.
- Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
- A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
- A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Further information
Lucy Ellison on + 44 (0) 20 7873 3119
Alice Owen on + 44 (0) 20 7873 3829

Press releases

28 June 2004

FT Scoops Five Awards

The Financial Times celebrates winning five prestigious awards this month.

The FT's Asia edition has been awarded the 2004 prize for excellence in newspapers by The Society of Publishers in Asia. The newspaper was also given an award for design and an honourable mention was made for its business reporting from China. The FT launched its Asia edition just nine months ago.

David Blackwell, companies reporter, was named the Journalist of the Year at the AIM Journalist of the Year Awards. This is the second time that David has won the accolade.

At the Aon Consulting Pension and Investment Journalist Awards, Tony Tassell, investment correspondent, won Business Pensions and Investment Journalist of the Year, and Norma Cohen, companies reporter, won Most Outstanding Contribution to Pension and Investment Journalism.

Kate Burgess, companies reporter, was named Best National Journalist in the annual Journalist Awards announced by the Association of Investment Trust Companies.

Andrew Gowers, editor, said: "We are thrilled that once again the FT's journalism has been recognised as the best in the industry. We are particularly proud of the award from The Society of Publishers in Asia. Our Asia edition was launched just nine months ago and already it has been picked out for its superior coverage and design."

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 22 cities across the globe, has a daily circulation of over 440,000 and a readership of more than 1.6 million people worldwide.

2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.7 million unique monthly visitors, generating 59.6 million page views and has over 76,000 subscribers. FT.com broke even in December

About FT Interactive Data

FT Interactive Data is a leading provider of financial information and analytical software to global markets. FT Interactive Data supplies global securities pricing, evaluations, dividend, corporate action and descriptive information designed to support mutual funds' pricing activities, securities operations, research, and portfolio management. The company collects, edits, maintains, and delivers data on more than 3.5 million securities, including daily evaluations for more than 2.5 million fixed income issues. FT Interactive Data specializes in "hard-to-value" instruments and "hard-to-get" information from emerging markets. The company also provides index and constituent data to the international investment community.

Through CMS BondEdge, an affiliate of FT Interactive Data, the company is a recognized leader and independent source of fixed income portfolio analytics, risk management tools and quantitative research. FT Interactive Data is the major operating subsidiary of Interactive Data Corporation (NYSE: IDC), a leading global provider of financial and business information to institutional and individual investors. Headquartered in Bedford, Massachusetts, Interactive Data Corporation has approximately 1,700 employees in offices throughout the world. To learn more, visit us at www.FTInteractiveData.com.

Interactive Data Corporation is approximately 60 percent owned by Pearson plc and included within its Financial Times Group. Other Financial Times Group companies include the Financial Times newspaper, FT.com and Financial Times Business. Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing.